EXHIBIT 99.1

NEWS RELEASE

January 21, 2025

AVINO HIGHLIGHTS STRONG Q4 AND FULL YEAR 2024 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, achieved fourth quarter production totaled 735,557 silver equivalent ounces, and full year 2024 production results of 2.65 million silver equivalent ounces.

PRODUCTION HIGHLIGHTS – Q4 2024 (COMPARED TO Q4 2023)

•	Silver Equivalent Production Increased 32%: Avino produced 735,557 silver equivalent ounces in Q4 2024, representing a 32% increase from Q4 of 2023 and a 10% increase compared to the previous quarter. The increase was driven by improved gold grades and increased mill throughput.

•	Mill Throughput Increased 26%: The Company processed 181,733 tonnes in Q4 2024, a 26% increase compared to Q4 2023, and the highest quarter in the Company’s history. Mill availability and performance is a result of considerable efforts from our operations team in Durango, allowing for meaningful improvements in operational metrics, as well as improving the Company’s cash and working capital positions.

•	Gold Production Increased 76%: Q4 2024 production of 2,560 gold ounces represented a 76% increase compared to Q4 2023 and was our highest quarter of gold production in 2024. Improved feed grade accounted for the majority of the increase, alongside the mill availability noted above.

PRODUCTION HIGHLIGHTS – FULL YEAR 2024 (COMPARED TO 2023)

•	Silver equivalent production increased 10%: Avino produced 2,652,498 silver equivalent ounces in 2024, representing a 10% increase from 2023. The positive movement was primarily due to improved copper and silver grades, improved copper recoveries, and higher mill feed compared to 2023. Full year production results were within our production estimate of 2.5 to 2.8 million silver equivalent ounces, even after adjusting for changes in metal prices throughout 2024. Silver equivalent production for the year would have been 2.73 million silver equivalent ounces using original budget metal prices, at the upper end of our production estimate range.

•	Health and Safety Performance Improvements: The Company achieved a reduction in Lost Time Incident Frequency Rate (“LTIFR”) of 32% for 2024 to 3.39 per 1,000,000 hours worked, while seeing an increase in hours worked by 47% at the Avino operations. Reportable lost time incident frequency rate also decreased to 0.07, down over 90% from 2023.

January 21, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Highlights Strong Q4 and Full Year 2024 Production Results

Avino Mine Production – Q4 and FY2024 compared to 2023

Q4 2024	Q4 2023	Change		FY 2024	FY 2023	Change
181,733	143,798	26%	Total Mill Feed (dry tonnes)	648,774	615,373	5%
56	56	0%	Feed Grade Silver (g/t)	61	54	13%
0.59	0.45	33%	Feed Grade Gold (g/t)	0.51	0.51	0%
0.52	0.49	6%	Feed Grade Copper (%)	0.51	0.47	8%
87%	87%	0%	Recovery Silver (%)	88%	87%	1%
74%	70%	5%	Recovery Gold (%)	71%	72%	-1%
86%	84%	2%	Recovery Copper (%)	87%	83%	4%
283,794	224,723	26%	Total Silver Produced (oz)	1,109,214	928,643	19%
2,560	1,452	76%	Total Gold Produced (oz)	7,477	7,335	2%
1,773,694	1,317,793	35%	Total Copper Produced (Lbs)	6,197,603	5,304,808	17%
735,557	558,460	32%	Total Silver Equivalent Produced (oz)[1]	2,652,498	2,415,232	10%

“Our team closed out the fourth quarter with our highest quarter of production this year, capping off an impressive performance in the second half of 2024,” said David Wolfin, President and CEO of Avino. “In the final quarter of the year, all mill circuits operated exceptionally well, overcoming the crusher challenges faced earlier in Q2, with mill availability and throughput at an all-time quarterly high. Our focus on cost management continues to yield results, with mining costs notably decreasing. Improved mill availability, higher feed grades and better copper recoveries all contributed to meeting our production estimate of 2.5 to 2.8 million silver equivalent ounces. We ended the year on a high note, with final quarter results surpassing our goals by a significant margin. Looking ahead, our operations team will be in expansion mode, as La Preciosa development is now underway."

Balance Sheet Update

Avino had approximately $26 million in cash at the end of 2024 and remains debt-free, excluding operating equipment leases, demonstrating significant cash flow generation throughout Q4 2024. Our strong balance sheet and working capital will provide the foundation to support our transformational growth plans, which will be further outlined in our 2025 Outlook.

La Preciosa Update

As previously announced on January 15, 2025, Avino has started underground development work at La Preciosa after receiving all required permits.

2025 Outlook & 2024 Year in Review

The Company will release its plans for 2025, and a review of accomplishments and milestones achieved in 2024 in the coming weeks.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

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January 21, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Highlights Strong Q4 and Full Year 2024 Production Results

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,976 oz Au and $3.71 lb Cu. For FY 2024, AgEq was calculated using metal prices of $28.24 per oz Ag, $2,387 per oz Au and $4.15 per lb Cu. For FY 2023, AgEq was calculated using metal prices of $23.39 oz Ag, $1,976 oz Au and $3.85 lb Cu. Calculated figures may not add up due to rounding.

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